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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                        PURSUANT TO SECTION 14(D)(4) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                SPINE-TECH, INC.

                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                SPINE-TECH, INC.

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                  8488927 10 9

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                DAVID W. STASSEN

                     CHIEF EXECUTIVE OFFICER AND PRESIDENT

                                SPINE-TECH, INC.

                              7375 BUSH LAKE ROAD

                          MINNEAPOLIS, MINNESOTA 55439

                                 (612) 832-5600

                 (Name, Address and Telephone Number of Person

                Authorized to Receive Notice and Communications

                   on Behalf of the Person Filing Statement)

                         ------------------------------

                                   COPIES TO:

                             W. SMITH SHARPE, ESQ.

                              FAEGRE & BENSON LLP

                              2200 NORWEST CENTER

                            90 SOUTH SEVENTH STREET

                             MINNEAPOLIS, MINNESOTA

                                 (612) 336-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Spine-Tech, Inc., a Minnesota corporation (the "Company"), and the address of its principal executive offices is 7375 Bush Lake Road, Minneapolis, Minnesota 55439. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of the Company and the associated preferred share purchase rights (together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer by Sulzer Medica Orthopedics Acquisition Corp., a Minnesota corporation ("Purchaser"), an indirect wholly owned subsidiary of Sulzer Medica Ltd, a corporation organized under the laws of Switzerland ("Parent"), described in a Tender Offer Statement on Schedule 14D-1, dated December 19, 1997 (the "Schedule 14D-1"), to acquire all outstanding Shares at a price of $52.00 per Share, net to the seller in cash, without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 1997 (the "Offer to Purchase"), and the related letter of transmittal (which, together with the Offer to Purchase, constitute the "Offer" and are contained within the
Schedule 14D-1).

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and an indirect wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at Zurcherstrasse 12, 8401 Winterthur, Switzerland.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are set forth under the captions "Right to Designate Directors; Purchaser Designees," "Board of Directors and Executive Officers," "Report of the Compensation Committee," "Executive Compensation," "Compensation Arrangements" and "Security Ownership of Principal Shareholders and Management" in the Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 Thereunder dated December 19, 1997 (the "Information Statement") attached hereto as Annex I and incorporated herein by reference.

    (b)(2) Descriptions of (i) the Merger Agreement, (ii) the Confidentiality Agreement and (iii) the Employment Agreements entered into between the Company and each of David W. Stassen, Paul R. Lunsford, Douglas W. Kohrs, Keith M. Eastman, Richard C. Jansen and David L. Shaw are set forth below. Except as described in this Item 3(b), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, Parent, Purchaser or any of their respective executive officers, directors or affiliates.

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THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer provided (i) the Merger Agreement is not terminated by its terms and (ii) none of the events described below in "Conditions to the Offer" have occurred or are existing. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the satisfaction of (i) there being validly tendered and not withdrawn prior to expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis (the "Minimum Condition") and (ii) certain other conditions described below in "Conditions to the Offer". The Purchaser may waive any condition to the Offer, increase the price per Share payable in the Offer and make any other changes to the Offer. However, no change may (i) decrease the price per Share payable in the Offer, (ii) reduce the maximum number of Shares to be purchased, (iii) change the form of consideration to be paid in the Offer, (iv) modify the conditions described below in "Conditions to the Offer", (v) impose conditions to the Offer other than those described below in "Conditions to the Offer", or
(vi), except as provided in the following sentence, extend the Offer. The Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being January 21, 1998), if, at the scheduled expiration date, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, will not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or
(iii) extend the Offer for an aggregate period of not more than five business days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90%, of the outstanding Shares. The Per Share Amount will, subject to the applicable withholding of taxes, be net to the seller in cash, upon the terms and conditions of the Offer. Subject to the terms and conditions of the Offer, Purchaser shall, and Parent will cause Purchaser to, promptly after expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn.

    CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition is not satisfied after the Offer has remained open for at least 20 business days, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") has not expired or terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions exist:

        (a) there will have been threatened or instituted by any governmental authority any action or proceeding before any court or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of any other transaction contemplated by the Offer or Merger, or seeking to obtain material damages in connection with any transaction contemplated by the Offer or Merger; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company,

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    Parent or any of their subsidiaries, as a result of the transaction contemplated by the Offer or Merger; (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the transaction contemplated by the Offer or Merger; (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares; or (v) which otherwise gives rise to any circumstance, change in or effect on the Company or any Subsidiary that is, or is reasonably likely to be, materially adverse to the business, financial condition, results of operations, assets or liabilities (including, without limitation, contingent liabilities) of the Company and the Subsidiaries, taken as a whole ("Material Adverse Effect").

        (b) there will have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Offer or Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
    (v) of paragraph (a) above, except that the Offer may not be terminated or amended solely because of a temporary order or injunction unless it is not lifted within 20 days after being issued;

        (c) there will have occurred any changes, conditions, events or developments that have, individually or in the aggregate, a Material Adverse Effect;

        (d) there will have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Switzerland, or (iii) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency of the United States or Switzerland on the extension of credit by banks or other lending institutions;

        (e) (i) it will have been publicly disclosed or Purchaser has otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of more than 20% of the then outstanding Shares has been acquired by any person, other than Parent or any of its affiliates or (ii) (A) the Board or any committee thereof has withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any acquisition proposal or any other acquisition of Shares other than the Offer or the Merger or (B) the Board or any committee thereof has resolved to do any of the foregoing;

        (f) the representations or warranties of the Company in the Merger Agreement will not be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of such time on or after the date of this Agreement, except where the failure to be so true and correct, individually and in the aggregate, would not have a Material Adverse Effect;

        (g) the Company has failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement;

        (h) the Agreement has been terminated in accordance with its terms; or

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        (i) Purchaser and the Company have agreed that Purchaser will terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable good faith judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the Minnesota Business Corporation Act ("Minnesota Law"), Purchaser will be merged with and into the Company and the Company will continue as the Surviving Corporation and will become an indirect wholly owned subsidiary of Parent. The date and time of the filing of articles of merger causing the Merger to be consummated will be the "Effective Time." Upon consummation of the Merger, each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any outstanding Shares which are held by shareholders who have not voted in favor of the Merger and who have properly exercised dissenters' rights with respect to such Shares in accordance with Minnesota Law) will be converted automatically into the right to receive the Per Share Amount in cash. Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    CHARTER DOCUMENTS; INITIAL DIRECTORS AND OFFICERS. The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that
Article I of the Articles of Incorporation of the Surviving Corporation will be amended to read as follows: "The name of the corporation is Spine-Tech, Inc." The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such By-laws. Pursuant to the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation and Minnesota Law.

    SHAREHOLDERS' MEETING. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, the Company, acting through the Board, will, in accordance with applicable law and its Articles of Incorporation and By-Laws, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the then outstanding Shares, the parties have agreed, subject to the conditions to the Merger described below, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 302A.621 of Minnesota Law, as soon as reasonably practicable after such acquisition, without a meeting of the shareholders of the Company.

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    FILINGS.  The Merger Agreement provides that the Company will, as promptly as reasonably practicable following consummation of the Offer and if required by applicable law, file a proxy statement with the Commission, and will use its reasonable efforts to have the proxy statement cleared by the Commission. The Company has agreed that, except if the Board determines in good faith an alternative action is necessary in accordance with its fiduciary duties to the Company and its shareholders under applicable law after consultation with its outside legal counsel, the proxy statement will contain the recommendation of the Board that the holders of the Shares approve and adopt the Merger Agreement and the Merger.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has agreed that, between the date of the Merger Agreement and the Effective Time, except as set forth in the disclosure schedule of the Company or as expressly contemplated by any other provision of the Merger Agreement, unless Parent or Purchaser otherwise agree in writing, the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action with respect to their businesses except in, the ordinary course of business; and each of the Company and its subsidiaries will use its reasonable efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries, and to preserve the current relationships of the Company and its subsidiaries with physicians, customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by the Merger Agreement, neither the Company nor any subsidiary thereof will, between the date of the Merger Agreement and the Effective Time, directly or indirectly do any of the following without the prior written consent of Parent or Purchaser:

        (a) amend or otherwise change its Articles of Incorporation or By-laws or equivalent organizational documents;

        (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of capital stock of the Company or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any of its subsidiaries (except for the issuance of Shares issuable pursuant to outstanding options as of the date of the Merger Agreement, 6,500 Shares to be issued pursuant to the Company's employee stock purchase plan and any Shares required to be issued under the Rights Agreement, dated as of August 21, 1996, between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agreement")) or (ii) any assets of the Company or any of its subsidiaries, except in the ordinary course of the business consistent with past practice;

        (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except that any subsidiary of the Company may declare and pay a dividend to the Company;

        (d) reclassify, combine, split, subdivide or redeem any of its capital stock, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

        (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business; (iii) enter into any material contract or agreement other than in the ordinary course of business; (iv) authorize any single capital expenditure which is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $250,000 for the Company and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters;

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        (f) increase the compensation payable or to become payable or the benefits provided to its officers or key employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer or other key employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent such endorsement or termination is required by law;

        (g) subject to certain exceptions, hire or retain any single employee or consultant at an annual rate of compensation in excess of $50,000, or employees or consultants with annual rates of compensation in excess of $250,000 in the aggregate;

        (h) take any action, other than in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);

        (i) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

        (j) commence or settle any litigation, suit, claim, action, proceeding or investigation;

        (k) amend, modify or consent to the termination of any material contract or amend, modify or consent to the termination of the Company's or any of its subsidiary's rights thereunder, in a manner materially adverse to the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice;

        (l) enter into any material contract, other than in the ordinary course of business; or

       (m) enter into any contract or agreement that contemplates the transfer by the Company of any interest in certain owned or licensed intellectual property.

    DIRECTORS. The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), and from time to time thereafter, Purchaser will be entitled, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to designate up to such number of directors, rounded down to the next whole number (except where such rounding down would cause Purchaser to not be entitled to designate at least a majority of directors on the Board, in which case such number will be rounded up), on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company will, upon the written request of Purchaser, use its reasonable efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser will constitute of the Board of (i) each committee of the Board, (ii) the board of directors of each of the Company's subsidiaries and
(iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding anything stated herein, if Shares are purchased pursuant to the Offer, Parent and Purchaser will use reasonable efforts to assure that until the Effective Time, the Board has at least one director who is a director on the date of the Merger Agreement and is not an employee of the Company.

    Pursuant to the Merger Agreement, after the election of designees of Purchaser pursuant to the preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the

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Articles of Incorporation or By-laws of the Company, any termination of the
Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company.

    NO SOLICITATION. The Company has agreed that it will, and will direct and use all reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal (as defined below). The Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any officer, director or employee of, or any investment banker, accountant, attorney or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit or initiate, or knowingly encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; PROVIDED, HOWEVER, that, if and to the extent that, prior to the acceptance for payment of Shares pursuant to the Offer, the Board determines in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company and its shareholders under applicable law after consultation with its outside legal counsel, the Company may, in response to a bona fide unsolicited Acquisition Proposal, and subject to compliance with the notice requirements described below, (x) furnish information with respect to the Company and provide access to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms no less favorable to the Company than those contained in the confidentiality agreement described below between Parent and the Company and (y) participate in discussions and negotiations regarding such Acquisition Proposal.

    For purposes of the Merger Agreement, "ACQUISITION PROPOSAL" means any bona fide proposal or offer from any person relating to any direct or indirect acquisition of over 20% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of all or a substantial part of the assets other than in the ordinary course of business, recapitalization, liquidation, dissolution or similar transaction involving the Company and its subsidiaries, other than the transactions contemplated by the Offer and the Merger.

    The Merger Agreement also provides that neither the Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Board determines in good faith that it is necessary in accordance with its fiduciary duties to the Company and its shareholders under applicable law after consultation with its outside legal counsel to enter into a definitive agreement with respect to a Superior Proposal (as defined below), the Board may terminate the Merger Agreement in accordance with clause d(ii) of "Termination" below and concurrently with, or immediately after, such termination cause the Company to enter into such agreement with respect to such Superior Proposal and withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement. For purposes of the Merger Agreement, a "SUPERIOR PROPOSAL" means any bona fide unsolicited proposal made by a third party to acquire, directly or indirectly, more than 50% of the outstanding Shares or the shares of capital stock of any surviving corporation in a merger with the Company on a fully diluted basis or all or substantially all the assets of the Company and otherwise on terms which the Board determines in its good faith judgment (after consultation with its financial advisor) to be more favorable to the Company's shareholders than the Offer and the Merger.

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    The Merger Agreement provides that the Company will promptly advise Parent orally and in writing of any request for information or of any Acquisition Proposal and the material terms and conditions of such request or Acquisition Proposal but need not identify the person making such request or Acquisition Proposal.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Articles of Incorporation and By-laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, expense advancement and exculpation than are set forth in
Section 4.01 of the By-laws or in the Articles of Incorporation of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time (or, in the event any claim is asserted within such six year period, until final disposition of that claim) in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time or at any time prior thereto were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by Minnesota Law. To the extent that the obligations under such provisions are not fully performed by the Surviving Corporation, Parent has agreed to perform fully the obligations thereunder for the remaining period.

    Parent or the Surviving Corporation will use its best efforts to maintain in effect for a period of not less than six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less favorable to such directors and officers) with respect to matters occurring prior to the Effective Time. Notwithstanding the foregoing, in no event will Parent or the Surviving Corporation be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance (which premiums the Company has represented and warranted to be $120,000 in the aggregate); and, PROVIDED, FURTHER, that if the Parent or the Surviving Corporation is not able to obtain the amount of insurance for such aggregate premium, Parent or the Surviving Corporation will obtain as much insurance as can be obtained for an annual premium of 150% of such current premiums.

    RIGHTS PLANS. Pursuant to the Merger Agreement, the Company will not redeem any preferred share purchase rights issued pursuant to the Rights Agreement (the "Rights") prior to the Effective Time unless the Merger Agreement has terminated as provided below or unless required to do so by order of a court of competent jurisdiction. The Board agrees to take, or cause to be taken, such action as is necessary to effect the amendments to the Rights Agreement so that (a) none of the execution or delivery of this Agreement, the making of the Offer, the acceptance for payment or payment for Shares by Purchaser pursuant to the Offer or the consummation of the Merger or any other transaction contemplated by the Merger Agreement will result in (i) the occurrence of the "flip-in event" described under Section 11 of the Rights Agreement, (ii) the occurrence of the "flip-over event" described in Section 13 of the Rights Agreement, or (iii) the Rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing Common Stock, and (b) the Rights will expire pursuant to the terms of the Rights Agreement at the Effective Time.

    EMPLOYEE STOCK OPTIONS. The Merger Agreement provides that the Company will take all such actions as necessary to cause all stock options (including any related alternative rights) granted under the Company's stock option plans (including those granted to current or former employees, consultants and directors of the Company or any of its subsidiaries) (the "Employee Stock Options"), to become exercisable either prior to the purchase of the Shares pursuant to the Offer or immediately prior to the Effective Time, as permitted under the respective stock option plan. The Company agrees to take all such actions as necessary to cause all Employee Stock Options that are outstanding immediately prior to the Effective Time (whether or not then presently exercisable or vested), to be cancelled. In exchange for the cancellation of each such Employee Stock Option (whether or not presently exercisable or vested), the holder thereof will be entitled to receive from the Company an amount in cash equal to the product of the difference between the Per Share Amount and the per share exercise price of such Employee Stock Option, and the number of shares of Common Stock covered by such Employee Stock Option. All payments in respect of Employee Stock Options will be made not later than five business days after the Effective Time, subject to the Company's collection of all applicable withholding taxes. The Company's stock option plans will be terminated as of the Effective Time and thereafter the only rights of participants therein will be the right to receive the consideration set forth in the previous sentence.

    S&N OPTIONS. The Merger Agreement provides that all stock options (including any related alternative rights) issued to Smith & Nephew Richards Inc. by the Company (the "S&N Options") will vest, terminate, become exercisable and be cancelled according to their terms and conditions. The Company will take all necessary action to cause all S&N Options that are outstanding immediately prior to the Effective Time (whether or not then presently exercisable and vested) to be cancelled. In exchange for the cancellation of each S&N Option, the holder of the S&N Options (whether or not then presently exercisable or vested) will be entitled to receive from the Company an amount in cash equal to the product of the difference between the Per Share Amount and the per share exercise price of such S&N Option, and the number of shares of Common Stock covered by such S&N Option.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the Company's corporate organization and qualification, capitalization, authority, filings with the Commission and other governmental authorities, financial statements, litigation, employment benefit matters, intellectual property, property, taxes, insurance, environmental matters, material contracts, compliance with law and amendments to the Rights Agreement.

    CONDITIONS TO CONSUMMATION OF THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the following conditions: (a) the Merger Agreement and the Merger will have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by Minnesota Law and the Articles of Incorporation of the Company; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act will have expired or been terminated; (c) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger; and (d) Purchaser or its permitted assignee will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED, HOWEVER, that the obligation of Parent and Purchaser to effect the Merger will not be subject to the condition set forth in clause (d) above if the failure of Purchaser to purchase the Shares pursuant to the Offer will have constituted a breach of the Offer or the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (a) by mutual written consent of Parent, Purchaser and the Company duly authorized by the Boards of Directors of Parent, Purchaser and the Company; or (b) by Parent, Purchaser or the Company if (i) the Shares shall not have been accepted for payment pursuant to the Offer on or before March 31, 1998; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to the foregoing is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Shares to have been accepted for payment on or before such date nor be available to Parent or Purchaser unless the failure to accept Shares for payment pursuant to the Offer resulted from the failure of any one of the conditions described above in "Conditions to the Offer" to have been satisfied; or (ii) any court of competent jurisdiction or other governmental authority will have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable or, if a temporary order, shall not have been lifted within 20 days of being issued; or (c) by Parent if due to an occurrence or circumstance, other than as a result of a breach by Parent or Purchaser of their obligations hereunder, resulting in a failure to satisfy any condition described above in "Conditions to the Offer", Purchaser has (i) failed to commence the Offer within 30 days following the date of the Merger Agreement or (ii) terminated the Offer without having accepted any Shares for payment thereunder; or (d) by the Company, upon approval of the Board, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions described above in "Conditions to the Offer", Purchaser has terminated the Offer without having accepted any Shares for payment thereunder or (ii) prior to the purchase of Shares pursuant to the Offer, if the Board determines in good faith, after giving effect to any concessions that may be offered by Parent, that it is necessary to do so in accordance with its fiduciary duties to the Company and its shareholders under applicable law after consultation with its outside legal counsel in order to enter into a definitive agreement with respect to a Superior Proposal, upon five days' prior written notice to Parent, setting forth in reasonable detail the final terms and conditions of, the Superior Proposal (but the Company will not be required to disclose the identity of the person making the Superior Proposal); PROVIDED, HOWEVER, that any termination of the Merger Agreement pursuant to the foregoing is not effective until the Company has made full payment of all amounts described in "Fees and Expenses" below.

    FEES AND EXPENSES.  The Merger Agreement provides that (a) in the event that
(i) any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, has become the beneficial owner of more than 20% of the then outstanding Shares; and the Merger Agreement has been terminated as described in "Termination" above; or (ii) any person has publicly made or communicated to the Company an Acquisition Proposal that is publicly disclosed and the Board will have either (A) withdrawn, amended or modified its recommendation of the Offer in a manner adverse to Parent and Purchaser, (B) recommended such Acquisition Proposal or (C) taken any action with respect to the Rights Agreement to facilitate such Acquisition Proposal, and (x) the Offer will have remained open for at least 20 business days, (y) the Minimum Condition will not have been satisfied and (z) the Merger Agreement will have been terminated as described in "Termination" above; or (iii) the Merger Agreement is terminated as described in clause (d)(ii) of "Termination" above; or (iv) the Company enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, in each case within 18 months after the termination of the Merger Agreement as described in clause
(b)(i), (c) or (d)(i) of "Termination" above, which termination resulted from a breach by the Company of its obligations thereunder, resulting in a failure to satisfy any condition as described above in "Conditions to the Offer", and the Company will not theretofore have been required to pay the Fee to Parent pursuant to clause (a)(i), (a)(ii) or (a)(iii) hereof; then, in any such event, the Company will pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $15,000,000 (the "Fee"), which amount shall be payable in immediately available funds, plus all Expenses (as hereinafter defined). In no event will more than one Fee be payable under the foregoing.

    The Company will, at such time as a Fee is required to be paid, reimburse each of Parent, Purchaser and their respective shareholders and affiliates (not later than one business day after submission of statements therefor) for up to $5,000,000 of actual and documented out-of-pocket expenses (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the transactions contemplated by the Offer or Merger or structuring the transactions contemplated by the Offer or Merger and all fees of counsel, accountants, experts and consultants to Parent, Purchaser and their respective shareholders and affiliates, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the transactions contemplated by the Offer or Merger, including, without limitation, the financing thereof, and actually incurred by banks, investment banking firms, other financial institutions and other persons and assumed by Parent or Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the transactions contemplated by the Offer or Merger and any financing commitments or agreements relating thereto (all of the foregoing being referred to herein collectively as the "Expenses").

    Except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Offer and Merger will be paid by the party incurring such expenses, whether or not any transaction contemplated by the Offer or Merger is consummated.

    In the event that the Company fails to pay the Fee or any Expenses when due, the term "Expenses" shall be deemed to include the out-of-pocket costs and expenses actually incurred or accrued by Parent and Purchaser (including, without limitation, fees and out-of-pocket expenses of counsel) in connection with the collection under and enforcement of the foregoing, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank's Prime Rate plus 2.00%.

CONFIDENTIALITY AGREEMENT

    On September 25, 1997 the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent and the Company each agreed to keep confidential all non-public information furnished to it by the other party (the "Confidential Information") and to use such information solely in connection with a possible transaction involving the Company and Parent. Parent also agreed not to use the Confidential Information in connection with any trading in securities of the Company. Parent has agreed in the Confidentiality Agreement that, for a period of eighteen months after the date of the Confidentiality Agreement, neither it nor any of its affiliates will, without the prior written consent of the Company, generally (i) acquire or seek to acquire any of the Company's assets, other than in the ordinary course of business, or voting stock representing in excess of 1% of the voting power of the Company, other than in a confidential proposal to the Board of Directors of the Company, (ii) solicit proxies with regard to the Company or (iii) otherwise propose to influence or control management or policies of the Company or obtain representation on the Company's Board of Directors. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement which is filed herewith as Exhibit 2 and is incorporated herein by reference.

EMPLOYMENT AGREEMENTS

    In connection with Parent's execution of the Merger Agreement, the Company entered into employment agreements with each of David W. Stassen, Paul R. Lunsford, Douglas W. Kohrs, Keith M. Eastman, Richard C. Jansen and David L. Shaw (the "Executives"), each dated as of December 15, 1997 (the "Employment Agreements"), that will become effective as of the Effective Time and will become null and void if the Merger is not consummated by June 30, 1998. At the Effective Time, the Employment Agreements will supersede the current employment and/or management agreements between each Executive and the Company, which are described in the Information Statement under the caption "Executive Compensation--Compensation Arrangements." The following summary of the Employment Agreements is qualified in its entirety by reference to the Employment Agreements, which are filed herewith as Exhibits 3 through 8 and are incorporated herein by reference.

    Under the Employment Agreements, in exchange for full-time employment with the Company, Mr. Stassen will receive an annual base salary of $260,000, Mr. Lunsford will receive an annual base salary of $180,000, Mr. Kohrs will receive an annual base salary of $165,000, Mr. Eastman will receive an annual base salary of $150,000, Mr. Jansen will receive an annual base salary of $140,000 and Mr. Shaw will receive an annual base salary of $125,000. The annual base salaries payable under the Employment Agreements generally equal the Executives' current base salaries and can be increased at the direction of officers of affiliates of Parent. Each Executive will also be eligible for an annual bonus based upon the attainment of annual sales and operating income objectives. The minimum annual bonus that may be earned based upon the attainment of sales and operating income thresholds for each year is 50% of the Executive's annual base salary and the maximum annual bonus that may be earned is 100% of the Executive's annual base salary. Each Executive will also be eligible for a long-term bonus based upon the attainment of sales and operating income objectives over the two-year period ending on December 31, 1999. The minimum long-term bonus that may be earned based upon the attainment of sales and operating income thresholds for the two-year period is 150% of the Executive's annual average base salary and the maximum long-term bonus that may be earned is 300% of the Executive's annual average base salary.

    The Employment Agreements have a two-year term unless earlier terminated. If the Company terminates the Employment Agreement other than for Cause (as defined in the Employment Agreement) or if the Executive resigns for Constructive Discharge (as defined in the Employment Agreement) or in the case of death or Permanent Disability (as defined in the Employment Agreement), the Company must continue the Executive's base salary through the second anniversary of the Effective Time and will pay a portion of the Executive's annual and long-term bonuses as set out in the Employment Agreement. During the terms of the Employment Agreements, the Executives will be eligible to participate in Parent's Management Stock Option Plan and will be entitled to participate in Parent's benefit plans and programs on the same basis and on the same level as other senior executives of the Company.

    The Employment Agreements contain provisions restricting the Executives from, during a period ending on the earlier of four years from the Effective Time and two years from the date of cessation of the Executive's employment with the Company, (i) soliciting or contacting any customer of the Company or its affiliates for a pursuit competitive with the Company or its affiliates or otherwise attempting to interfere with the business of the Company or its affiliates and (ii) becoming engaged in any orthopedic business competitive with the Company or any affiliated orthopedic business of Parent, except that the last year of Mr. Kohrs' noncompetition obligations relates only to spine products. The Employment Agreements also provide that any Developments (as defined in the Employment Agreements) that are conceived of by Executive during his employment under his Employment Agreement will be the sole property of the Company and its affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting of the Board of Directors held on December 15, 1997, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger are in the best interests of the Company and its shareholders.

    The Company's Board of Directors unanimously recommends that shareholders accept the Offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, if a vote of shareholders is required to complete the Merger.

    A letter to the Company's shareholders communicating the Board of Directors' recommendation and a press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as Exhibit 9 and Exhibit 10, respectively, and are incorporated herein by reference.

    (B)  BACKGROUND REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION.

    BACKGROUND. In April 1997, David W. Stassen, the Chief Executive Officer and President of the Company, was approached concerning the possibility of a strategic alliance or business combination with another medical device company. In response, officers of the two companies had preliminary discussions at the end of April 1997 and during the month of May 1997. During that time period, Mr. Stassen and Keith M. Eastman, Chief Financial Officer of the Company, together with representatives of Piper Jaffray Inc. ("Piper Jaffray"), also met with a second medical device company to explore whether it would have any interest in pursuing a possible transaction.

    On May 27, 1997, at a meeting of the Board of Directors, Mr. Stassen discussed, and provided information concerning, a medical device company that was interested in a possible transaction with the Company. The Board then heard presentations by two investment banking firms and, after discussing the factors involved in selecting a financial advisor and the relative qualifications of the two firms, the Board determined to engage Piper Jaffray as the Company's exclusive representative and financial advisor for the purpose of advising the Company concerning certain strategic alternatives, including the possibility of a business combination or other transaction.

    As a result of discussions with Piper Jaffray concerning the companies that might be most likely to be interested in effecting a possible transaction, the Board authorized Piper Jaffray to approach five medical device companies concerning their possible interest in a business combination or other strategic alliance with the Company. Three of the medical device companies initially expressed an interest in a possible transaction with the Company and signed confidentiality agreements with the Company. During May, June and July 1997, senior management of the Company, with the assistance of Piper Jaffray, had discussions with all three of the interested medical device companies, including the company that had originally expressed an interest in April 1997, concerning a possible transaction. After these discussions, two of the companies determined not to proceed and, at its July 22, 1997 Board meeting, Piper Jaffray reviewed with the Board the status of a possible stock-for-stock business combination with the medical device company that had originally contacted the Company in April 1997. After discussion, the Board authorized management to pursue discussions and negotiations regarding a possible transaction with that company.

    After further discussions and negotiations, the medical device company that had originally contacted the Company determined not to proceed with the transaction for what the Company understands were internal business reasons. On August 28, 1997, Piper Jaffray met with Mr. Stassen to consider alternatives. During this time, management of the Company was also exploring possible collaborations and/or acquisitions by the Company or a public offering to raise additional capital.

    Following the completion of its initial public offering in July 1997, Parent conducted an industry-wide search for potential acquisition candidates within areas it previously had targeted for expansion and identified the Company as one of the most attractive acquisition candidates in the spinal field. As a result, Parent began its review of publicly available information concerning the Company.

    In early September 1997, with the consent of the Company, Piper Jaffray contacted four additional medical device companies, including Parent, concerning their interest in effecting a possible transaction with the Company. Robert Cohen, Vice President Business Development of Parent, indicated that Parent would have an interest in pursuing discussions. The other three companies did not express an interest. On September 25, 1997, the Company and Parent entered into the Confidentiality Agreement described in Item 3(b) above, and Parent began its review and analysis of non-public information supplied to it by the Company. On October 7, 1997, Mr. Cohen indicated to Piper Jaffray that Parent was interested in continuing to explore a possible transaction. Parent continued its analysis of the Company throughout October 1997.

    On October 14, 1997, Mr. Stassen, Mr. Eastman and Douglas W. Kohrs, Vice President, Research and Development of the Company, a representative of Piper Jaffray and Mr. Cohen and Jerry L. Marlar,

President Sulzer Orthopedics Inc., met in Houston. At the meeting, the Company's representatives made a presentation to Parent's representatives concerning the Company's operations, including its product development.

    On October 30, 1997, Fritz Fahrni, Chairman of the Parent, Andre P. Buchel, the President and Chief Executive Officer of Parent, and Mr. Cohen met with Messrs. Stassen, Eastman and Kohrs and a representative of Piper Jaffray in Minneapolis to discuss the Company's operations, the possibility of a transaction and the integration of the companies in the event of such a transaction.

    From November 3 through November 5, 1997, representatives of Parent and the Company met in Minneapolis to facilitate Parent's due diligence review of the Company. During those meetings, Mr. Cohen indicated to Mr. Stassen that Parent was interested in continuing to explore a transaction. Following these meetings, Parent continued its analysis of a possible acquisition of the Company.

    On November 20, 1997, Messrs. Stassen, Eastman and Kohrs met in London with Mr. Cohen and Felix Scherrer, President of Sulzer Orthopedics Ltd., to continue to discuss a potential transaction and the integration issues that might arise in the event of such a transaction.

    On November 27, 1997, Parent's Board of Directors reviewed the potential acquisition of the Company and authorized Parent's management to continue to pursue the potential transaction. On November 29, 1997, Mr. Cohen telephoned Mr. Stassen and requested that they meet in New York so that Parent could make an acquisition proposal to the Company.

    On December 1, 1997, representatives of Parent and Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), its financial advisor, and Shearman & Sterling, Parent's counsel, met in New York with Messrs. Stassen and Eastman and Piper Jaffray. During those meetings, Parent made a proposal to acquire the Company that was equivalent to approximately $49.40 per Share. The Company's representatives indicated that they believed that Parent's proposal did not deliver sufficient value to the Company's shareholders, but that they would review the proposal with the Board. Shortly following the meeting, Parent delivered an initial draft of the Merger Agreement to the Company.

    At a Board meeting of the Company on December 4, 1997, the proposal and the proposed terms of the initial draft of the Merger Agreement were reviewed by Faegre & Benson LLP, counsel to the Company, with the Board, and Piper Jaffray reviewed with the Board the process that had been undertaken and analyzed the proposed transaction assuming the merger price proposed by Parent. The Board instructed management to continue negotiations and to attempt to obtain a higher price for the Company.

    Following the December 4, 1997 Board meeting, Mr. Stassen advised Mr. Cohen that the Board would consider a transaction that delivered $52.00 per share in cash to the Company's shareholders, and on December 5, 1997, Faegre & Benson LLP communicated to Shearman & Sterling the Company's initial response to the draft Merger Agreement. After Parent reviewed this response, Mr. Cohen advised Mr. Stassen on December 8, 1997 that Parent was willing to discuss such a transaction, but only if Parent was able to reach a satisfactory agreement with the Company's senior management concerning their continuing role in the Company following the transaction. Shearman & Sterling and Faegre & Benson LLP continued to negotiate the terms of the Merger Agreement.

    On December 12, 1997, Parent reviewed the proposal to acquire the Company at $52.00 per Share with the Board of Directors of Sulzer AG, which owns approximately 75% of Parent's outstanding common stock, and Sulzer AG's Board of Directors endorsed the transaction.

    Prior to the meeting of the Company's Board on December 12, 1997, Piper Jaffray, in separate conversations, contacted Mr. Cohen and Credit Suisse First Boston and discussed whether Parent would be willing to increase its price. Mr. Cohen and a representative of Credit Suisse First Boston each stated that it was his belief that the Board of Directors of Parent would not entertain a request for a higher price.

    The Board of the Company met later on December 12 to discuss Parent's new proposal to acquire the Company for $52.00 per Share. Mr. Stassen discussed recent developments, including certain adverse rulings regarding the products of two competitors by an FDA panel and the effect of this development on the Company's stock price as well as its impact on the future prospects of the Company. The Board also was informed (i) of Piper Jaffray's contact with Mr. Cohen and a representative of Credit Suisse First Boston concerning whether Parent would be willing to increase its price, (ii) that Piper Jaffray had been informed by Mr. Cohen and the representative of Credit Suisse First Boston, and believed, that it was unlikely that Parent would increase the price, (iii) that Piper Jaffray had effectively canvassed the market of logical buyers and (iv) that Piper Jaffray was prepared to deliver its opinion that as of such date and based upon and subject to the matters considered by Piper Jaffray, the $52.00 price proposed to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The most recent draft of the Merger Agreement received from Shearman & Sterling that day was distributed and reviewed with Faegre & Benson LLP and major outstanding issues were discussed. Mr. Stassen reviewed with the Board Parent's position that its proposal assumed that it would be able to reach satisfactory arrangements with the Company's senior management concerning their role in the Company following the transaction, and the Board was informed that Parent was requesting a termination fee of $20 million and that certain conditions to the Offer remained in the proposed Merger Agreement which the Board determined were not acceptable. The Board authorized management to propose a termination fee of $12 million and to continue negotiations on the other outstanding issues.

    Shearman & Sterling and Faegre & Benson LLP continued their negotiation of the Merger Agreement. On December 14, 1997, Messrs. Stassen and Eastman met with representatives of Parent in Angleton, Texas, where they reached agreement concerning employment arrangements following the transaction.

    On December 15, 1997, the Company's Board met again. Management, Piper Jaffray and Faegre & Benson LLP updated the Board on the status of discussions, including the willingness of Parent to accept a $15 million termination fee and to further limit its conditions to the Offer. Piper Jaffray updated certain aspects of its fairness opinion presentation, and formally presented its opinion to the Board. A special committee of the Board, consisting of all of the independent directors of the Board for purposes of Section 302A.673 of the Minnesota Law, unanimously approved the Offer, the Merger and the Merger Agreement. Immediately thereafter, the Board unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are in the best interests of the Company and its shareholders.

    That evening the parties signed the Merger Agreement.

    REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD.

    In approving the Merger, the Offer and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Board of Directors considered a number of factors, including:

        1. the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;

        2. the Board's familiarity with and review of the business, financial condition, results of operations and prospects of the Company, including the desirability of attempting to diversify the business of the Company through acquisition or other expansion, the need for additional capital and management resources and sales persons whether or not the business of the Company was diversified, and the risks of attempting to expand the business or diversify through acquisitions;

        3. the historical market price performance of the Common Stock of the Company, the present value of the projected future market price of the stock, the timing of the transaction and the risks that such projected performance might not be achieved.

        4. the prospect, including anticipated timing, of additional competitors in the Company's business and the potential effects of such competitors on the Company's business, taking into account recent efforts of two potential competitors who had not received requisite FDA approvals and recent setbacks of those competitors before an FDA panel;

        5. the possible alternatives to the Offer and the Merger, including that the Purchaser appeared unlikely to pay a higher price despite the effort to increase the proposed price, that Piper Jaffray had effectively canvassed the market of other logical buyers and that continuing independence would, as a practical matter, necessitate changes of the nature set forth in paragraph 2 above that would involve the risks referred to in paragraphs 2, 3 and 4 above;

        6. the presentations of Piper Jaffray at the December 4, 12 and 15, 1997 Board of Directors' meetings and the opinion of Piper Jaffray (the "Opinion") to the effect that, as of the date of the Opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders;

        7. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, advisors or representatives from soliciting, initiating or knowingly encouraging any potential acquisition proposal (as defined in the Merger Agreement), does permit the Company to furnish non-public information and provide access to, or to participate in discussions and negotiations with, any person or entity that makes a bona fide unsolicited acquisition proposal after the date of the Merger Agreement, if the Board of Directors determines in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company and its shareholders under applicable law, after consultation with its outside legal counsel;

        8. the Board's belief that the terms of the Merger Agreement, taking into account the termination fee and reimbursement of actual and documented out-of-pocket expenses payable to Parent in the event of the Company's acceptance of a superior acquisition proposal, should not unduly discourage superior third party offers; and

        9. the limited number of conditions to the obligations of Parent and Purchaser to consummate the Offer and the Merger, including the absence of a financing condition to the Offer.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

    The full text of the Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Piper Jaffray, is filed herewith as Exhibit 11 and is incorporated herein by reference. Shareholders are urged to read the Opinion carefully in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company and Piper Jaffray entered into an agreement, dated June 10, 1997, pursuant to which Piper Jaffray was retained as the Company's exclusive representative and financial advisor for the purpose of advising the Company concerning certain strategic alternatives, including a possible merger or other business combination. For its services as financial advisor, the Company has agreed to pay Piper Jaffray the following fees: (a) a cash fee of $1,750,000 if the Company effected a transaction with the medical device company that initially contacted the Company, provided that the Company had not received an indication of interest from a third party, (b) a cash fee equal to 0.65% of the aggregate consideration paid to the Company or its shareholders in connection with a possible transaction if the conditions in clause (a) did not apply and (c) in the event a fairness opinion is requested, a cash fee of $350,000 due upon delivery of the written fairness opinion, which is to be credited against the payment set forth in (a) or (b) above. The Company has also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses (including the fees and expenses of its counsel) and to indemnify Piper Jaffray against certain liabilities and expenses.

    Neither the Company nor any other persons acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than (i) grants of options and (ii) sales or gifts of an aggregate of 1,220 Shares by David L. Shaw, Vice President--Manufacturing Operations.

    (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, any Shares which are held of record or are beneficially owned by them, except in certain cases in which an individual may benefit from extending his holding period for long term capital gains by holding certain Shares until the Effective Time.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. As described in Item 3(b) above, the Board of Directors of the Company, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Acquisition Proposal.

    (b) Except as described in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    (a) The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of shareholders, as described in Item 3.

    (b) At its meeting held on December 15, 1997, a special committee of the Board of Directors authorized and approved entering into the Merger Agreement and the transactions contemplated thereby for purposes of Sections 302A.671 and 302A.673 of the Minnesota Law. At that meeting, the Special Committee also took all necessary action such that (i) neither the Offer nor the Merger would constitute a "flip-in event" or a "flip-over event" as described in the Rights Agreement, or would result in the Rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing Company Common Stock and (ii) the Rights will expire under the terms of the Rights Agreement at the Effective Time.

    (c) No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, dissenting shareholders who comply with statutory procedural requirements will be entitled to exercise dissenters' rights for the fair value for their Shares under Section 302A.473 of Minnesota Law. To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of Section 302A.473 of Minnesota Law. Any shareholder contemplating the exercise of their dissenters' rights should review carefully the provisions of Section 302A.471 and 302A.473 of Minnesota Law, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 ARE NOT FULLY AND PRECISELY SATISFIED.

    If a vote of shareholders is required to approve the Merger under Minnesota Law, the notice and proxy statement for the shareholder meeting will again inform each shareholder of record as of the record date of the shareholder meeting (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters' rights and shall include a copy of Section 302A.471 and 302A.473 of Minnesota Law and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections. If a shareholder vote is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time of the Merger which, among other things, includes a copy of Sections 302A.471 and 302A.473 of Minnesota Law and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Agreement and Plan of Merger, dated December 15, 1997, among Purchaser, Parent and the Company.
Exhibit 2  Confidentiality Agreement, dated September 25, 1997, between the Company and
           Parent.
Exhibit 3  Employment Agreement, dated as of December 15, 1997, between the Company and
           David W. Stassen.
Exhibit 4  Employment Agreement, dated as of December 15, 1997, between the Company and Paul
           R. Lunsford.
Exhibit 5  Employment Agreement, dated as of December 15, 1997, between the Company and
           Douglas W. Kohrs.
Exhibit 6  Employment Agreement, dated as of December 15, 1997, between the Company and
           Keith M. Eastman.
Exhibit 7  Employment Agreement, dated as of December 15, 1997, between the Company and
           Richard C. Jansen.
Exhibit 8  Employment Agreement, dated as of December 15, 1997, between the Company and
           David L. Shaw.
Exhibit 9  Letter to shareholders of the Company, dated December 19, 1997.+
Exhibit    Press release issued by the Company on December 16, 1997.
  10
Exhibit    Opinion of Piper Jaffray Inc. dated December 15, 1997.+
  11
Exhibit    The Company's 1996 Omnibus Stock Plan.*
  12

------------------------

+   Included in copies of the Schedule 14D-9 mailed to shareholders.

* Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           SPINE-TECH, INC.

                           By:   /s/ DAVID W. STASSEN
                                 -----------------------
                                 David W. Stassen,
                                 CHIEF EXECUTIVE OFFICER
                                 AND PRESIDENT

Dated: December 19, 1997

                                                                         ANNEX I

                                SPINE-TECH, INC.
                              7375 BUSH LAKE ROAD
                          MINNEAPOLIS, MINNESOTA 55439

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

                              GENERAL INFORMATION

    This Information Statement is being mailed on or about December 19, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Spine-Tech, Inc., a Minnesota corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats of the Board of Directors of the Company.

    On December 15, 1997, the Company, Sulzer Medica Ltd, a corporation organized under the laws of Switzerland ("Parent"), and Sulzer Medica Orthopedics Acquisition Corp., a Minnesota corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $52.00 per Share, net to the seller in cash without interest thereon and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will continue as an indirect wholly owned subsidiary of Parent.

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), Purchaser will be entitled to designate directors (the "Purchaser Designees") on the Company Board that will give Purchaser representation substantially proportionate to its ownership interest. The Merger Agreement requires the Company promptly to take necessary action to cause the Purchaser Designees to be elected or appointed to the Company Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

    The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of December 15, 1997 there were 10,323,730 shares of Common Stock outstanding.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), and from time to time thereafter, Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded down to the next whole number (except where such rounding down would cause Purchaser to not be entitled to designate at least a majority of directors on the Board, in which case such number will be rounded up), on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company will, upon the written request of Purchaser, use its reasonable efforts to cause Purchaser Designees to constitute the same percentage as persons designated by Purchaser will constitute of the Board of
(i) each committee of the Board, (ii) the board of directors of each of the Company's subsidiaries and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding anything stated herein, if Shares are purchased pursuant to the Offer, Parent and Purchaser will use reasonable efforts to assure that, until the Effective Time, the Board has at least one director who is a director on the date of the Merger Agreement and is not an employee of the Company.

    As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected by Purchaser from among the directors and executive officers of Parent or Purchaser. Certain information regarding the list of candidates as Purchaser Designees is contained in Schedule I annexed hereto.

    None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the knowledge of the Company, except as set forth in Schedule I annexed hereto, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    The Board of Directors currently consists of four directors, each of whom holds office until his resignation or removal and until his successor is duly elected and qualified at the next Annual Meeting of Shareholders.

    DAVID W. STASSEN, age 45, has served as President and Chief Executive Officer of the Company since June 1992 and as a director of the Company since June 1991. From January 1990 to June 1992, he served as Executive Vice President of St. Paul Venture Capital, Inc., a venture capital company. He is currently a director of Avecor Cardiovascular, Inc. and RSI Systems, Inc.

    ROBERT J. DEPASQUA, age 48, has served as a director of the Company since June 1992. From 1989 to July 1994, he served as the President, Chief Executive Officer and a director of Spectranetics Corp., a medical device company. He remained a director of Spectranetics until his resignation in September 1996.

    JAMES F. LYONS, age 66, has served as a director of the Company since July 1993. Mr. Lyons is currently Chairman of the Board of Directors of Bio-Vascular, Inc., a medical device company. Mr. Lyons is also a founder of Avecor Cardiovascular, Inc., and served as the Chairman of its Board of Directors until April 1996. Mr. Lyons also serves as a director of ATS Medical and Quantech Ltd.

    KENNETH W. ANSTEY, age 50, has served as a director of the Company since May 1995. Mr. Anstey has served as President and CEO of Oratec Interventions, Inc. since July 1997. From December 1995 until March 1997, Mr. Anstey served as President and Chief Executive Officer of Biofield, Inc., a medical technology company. From August 1991 to December 1995, Mr. Anstey served as President and Chief Executive Officer of Mitek Surgical Products, Inc., a supplier of minimally invasive proprietary surgical implants, which is a subsidiary of Johnson & Johnson. From 1989 to July 1991, Mr. Anstey served as President of ConvaTec Inc., a manufacturer and marketer of ostomy and wound care products, which is a subsidiary of Bristol Meyers Squibb Corporation. Mr. Anstey serves as a director of Vision-Sciences, Inc. and Cellpro, Inc.

    KEITH M. EASTMAN, age 47, has served as Chief Financial Officer of the Company since September 1992. Mr. Eastman was an independent consultant from January 1991 to September 1992 and served as Chief Financial Officer of CIMA Labs, Inc., a pharmaceutical manufacturer, from December 1991 to August 1992.

    PAUL R. LUNSFORD, JR., age 39, has served as Vice President, Sales and Marketing since August 1997. From February 1996 to July 1997, he served as National Sales manager for the Company. From March 1995 to February 1996 he served as Director of Corporate Sales for Boston Scientific Corporation, a specialty medical device company. Prior to that time he was employed by Scimed Life Systems Inc., a manufacturer and marketer of cardiovascular catheters and devices, where he served as Director of National Accounts from August 1994 to March 1995 and Director of Sales from December 1991 to August 1994.

    DOUGLAS W. KOHRS, age 39, has served as Vice President, Research and Product Development since January 1993 and previously served as Director of Product Development and Marketing for the Company from August 1991 to January 1993.

    RICHARD C. JANSEN, age 48, has served as Vice President, Regulatory and Clinical Affairs since August 1993 and previously served as Director of Regulatory Affairs and Operations of the Company from August 1991 to August 1993.

    DAVID L. SHAW, age 51, has served as Vice President, Manufacturing Operations since June 1994 and previously served as Director of Manufacturing of the Company from June 1992 to June 1994. From December 1991 to June 1992, Mr. Shaw worked as a manufacturing consultant for the Company.

    Executive officers are elected annually by the Board of Directors and serve a one-year period or until their successors are elected.

    None of the above directors is related to each other or to any executive officer of the Company, and none of the above executive officers is related to each other or to any director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETING ATTENDANCE

    The Audit Committee of the Board of Directors consists of Robert J. DePasqua and James F. Lyons. It has the responsibility to meet with the Company's independent auditors and approve the scope and timing of the independent auditors' audit, evaluate the independent auditors' opinions as to internal controls and discuss the meaning and significance of the audited financial results. The Audit Committee held one meeting in 1996.

    The Compensation Committee of the Board of Directors consists of Robert J. DePasqua and James F. Lyons. It has the responsibility to grant or make recommendations to the Board of Directors concerning employee stock options, bonuses and other compensation. The Compensation Committee adopted resolutions by written action 70 times during fiscal 1996. The majority of these written actions related to the grant of stock options to each new employee of the Company.

    The Board of Directors does not have a nominating committee.

    The Board of Directors held four meetings during 1996. All directors attended at least 75% of the meetings of the Board of Directors during 1996.

DIRECTOR COMPENSATION

    Non-employee directors of the Company received an annual retainer of $12,000, plus $1,000 for each meeting of the Board of Directors. The Spine-Tech, Inc. 1996 Omnibus Stock Plan (the "1996 Plan") provides for the non-discretionary grant of a non-statutory stock option to purchase 15,000 shares of Common Stock upon election or appointment to the Board of Directors to each non-employee director at a price equal to the fair market value of a share of Common Stock on the date of grant. Of the shares covered by such initial grant, 5,000 vest immediately upon grant and 5,000 vest upon each of the next two anniversaries of the director's election or appointment. After a non-employee director has served the Company as a director for two full years, that director will be granted an option to purchase 5,000 shares of Common Stock at the conclusion of each subsequent annual meeting of shareholders of the Company, at a price equal to the fair market value of a share of Common Stock on the date of grant, these options to vest one year from the date of grant.

                      REPORT OF THE COMPENSATION COMMITTEE

    The Compensation Committee (the "Committee") of the Board of Directors is responsible for establishing compensation policies for all executive officers of the Company, including the five most highly compensated executive officers of the Company named in the accompanying tables. The Committee establishes the total compensation for the executive officers in light of these policies. The Committee is composed entirely of non-employee directors.

    The following report describes the Company's executive compensation program and discusses the factors considered by the Committee in determining the compensation of the Company's Chief Executive Officer and other executive officers for 1996.

COMPENSATION OBJECTIVES

    The Committee's objective is to make the compensation packages of the executive officers of the Company sufficient to attract and retain highly talented and productive executives and to provide effective incentives to motivate and reward Company executives for achieving the Company's financial and strategic goals essential to its long-term success and growth in shareholder value. A benefits consultant provides the Committee with compensation statistics from other companies comparable in size and industry. The Company's current compensation levels are at the low end of the range for comparable companies. The Company's executive compensation package consists of two main components (in addition to the benefit plans offered to all employees): base salary and long-term incentive compensation, consisting of grants made under the Company's stock incentive program. Under certain circumstances, the Company's executive compensation will include an annual bonus.

BASE SALARY

    The base salary of each of the executive officers, including the Company's Chief Executive Officer and President (the "CEO"), is determined annually by the Committee and ratified by the Board of Directors after considering the compensation levels of personnel with similar responsibilities at other companies in the medical device industry, the Company's financial performance during the prior fiscal year, and, in the case of executive officers other than the CEO, the individual performance of each executive officer. Salary decisions concerning executive officers are made by the Committee in conjunction with the Board of Directors in a review process that includes the CEO's recommendations for all executive officers other than himself.

    The measures of individual performance considered in setting 1996 and current salaries of individual executive officers, including the CEO, included a number of quantitative and qualitative factors such as the Company's historical and recent financial performance, the individual's progress toward non-financial goals within his area of responsibility, individual performance, experience and level of responsibility and other contributions made to the Company's success.

STOCK OPTIONS

    The Company's stock option program is intended to provide a long-term incentive for executive officers and other key employees. The purpose of the program is to promote the interests of the Company and its shareholders by providing the Company's personnel with an opportunity to acquire a proprietary interest in the Company and thereby develop a stronger incentive to put forth maximum effort for its continued success and growth and to aid the Company in attracting and retaining personnel of outstanding ability.

    The Company's stock option program is administered by the Committee and authorizes the Committee to grant to employees, including all executive officers, options to purchase the Company's Common Stock. Generally, options are granted to purchase shares of Common Stock over a ten-year period at the fair market value per share at the time the options are granted. Options granted during 1996 generally vest over four years after the date of grant. Potential recipients and the number of shares to be awarded to each recipient are proposed by the CEO and the Chief Financial Officer on the basis of their views of the overall strategic contribution of such individuals to corporate performance. The Committee reviews and approves the final list of option recipients and the amounts of the awards. In granting options, the Committee considers several factors, including the position of the potential optionee, as well as the number of options currently held by him.

ANNUAL BONUS

    Except for two key milestones achieved in 1995, the Company traditionally has not paid annual bonuses to its executive officers. In 1996, David L. Shaw, the Company's Vice President of Manufacturing and Operations, received a cash bonus for his work in connection with the Company achieving ISO 9001 and CE Mark certifications.

SECTION 162(M) OF THE INTERNAL REVENUE CODE

    Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which became effective January 1, 1994, limits the tax deductibility of compensation in excess of $1 million to each of the CEO and the four other highest paid executive officers, unless such compensation is based on performance in accordance with rules promulgated in connection with Section 162(m). The Committee will seek to comply with these rules to the extent compliance is practicable and in the best interests of the Company and its shareholders.

                                          COMPENSATION COMMITTEE

                                          Robert J. DePasqua, Chairman
                                          James F. Lyons

                             EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning the compensation of the Company's Chief Executive Officer and each of its four other most highly compensated executive officers for the years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                                      LONG-TERM
                                                                                                    COMPENSATION
                                                                           ANNUAL COMPENSATION   -------------------
                                                                          ---------------------      SECURITIES
NAME AND PRINCIPAL POSITION                                      YEAR       SALARY      BONUS    UNDERLYING OPTIONS
-------------------------------------------------------------  ---------  ----------  ---------  -------------------
David W. Stassen.............................................       1996  $  177,396  $  --              55,000
  Chief Executive Officer and                                       1995     152,295     25,000          --
  President                                                         1994     130,166     20,000          75,000
Keith M. Eastman.............................................       1996     111,032     --              35,000
  Chief Financial Officer and                                       1995     101,600     20,000          --
  Secretary                                                         1994      93,533     --              45,000
Ted K. Schwarzrock(1)........................................       1996     120,000     --              --
  Vice President, Sales and                                         1995     114,167     --              10,000
  Marketing                                                         1994     108,000     --              60,000
Douglas W. Kohrs.............................................       1996     116,516     --              35,000
  Vice President, Research and                                      1995     108,563     --              --
  Product Development                                               1994      91,688     --              45,000
David L. Shaw................................................       1996      99,462     10,000          15,000
  Vice President, Marketing                                         1995      94,500     --              --
  and Operations                                                    1994      76,750     --              75,000

------------------------

(1) Mr. Schwartzrock resigned effective August 5, 1997.

STOCK OPTIONS

    The following table summarizes option grants made during 1996 to the executive officers named in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                    POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED ANNUAL
                                                                                                    RATES OF STOCK PRICE
                                                                                                      APPRECIATION FOR
                                                     PERCENT OF TOTAL                                  OPTION TERM(3)
                                          OPTIONS         OPTIONS        EXERCISE    EXPIRATION   ------------------------
NAME                                    GRANTED(1)      GRANTED(2)         PRICE        DATE          5%          10%
--------------------------------------  -----------  -----------------  -----------  -----------  ----------  ------------
David W. Stassen......................      30,000             5.4%      $   22.25      3/18/06   $  419,787  $  1,063,823
                                            25,000             4.5%          25.00      7/25/06      393,059       996,089
Keith M. Eastman......................      25,000             4.5%          22.25      3/18/06      349,823       886,519
                                            10,000             1.8%          23.75      9/24/06      149,362       378,514
Ted K. Schwarzrock....................      --              --              --           --           --           --
Douglas W. Kohrs......................      25,000             4.5%          22.25      3/18/06      349,823       886,519
                                            10,000             1.8%          23.38      9/15/06      147,036       372,617
David L. Shaw.........................      15,000             2.7%          22.25      3/18/06      209,894       531,912

------------------------

(1) Options granted pursuant to the Plan. Options become exercisable with respect to one-fourth of the shares covered thereby on the first through fourth anniversary of the date of grant but will vest and be exercisable in their entirety prior to the Effective Time under the terms of the Plan. Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of service with the Company. The options were granted at the fair market value of the shares subject to the options on the date of grant.

(2) Reflects the percent of options granted to employees during 1996 under the Plan.

(3) Potential realized values shown above represent the potential gains based upon compound price appreciation of 5% and 10% from the date of grant through the full option term. The actual value realized, if any, on stock option exercises will be dependent upon overall market conditions and the future performance of the Company and its Common Stock. There is no assurance that the actual value will approximate the amounts reflected in this table.

    The following table summarizes option exercises during 1996 by the executive officers named in the Summary Compensation Table, and the value of their unexercised options at December 31, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED
                                  NUMBER OF                  NUMBER OF UNEXERCISED       IN-THE-MONEY OPTIONS AT
                                   SHARES                  OPTIONS AT FISCAL YEAR-END      FISCAL YEAR-END(1)
                                 ACQUIRED ON     VALUE     --------------------------  ---------------------------
NAME                              EXERCISE    REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-------------------------------  -----------  -----------  -----------  -------------  ------------  -------------
David W. Stassen...............       2,000    $  48,000      410,500        92,500    $  9,754,875   $   885,375
Keith M. Eastman...............      17,000      540,720      112,375        63,125       2,586,924       689,781
Ted K. Schwarzrock.............       5,000      126,080      100,625        61,875       2,211,445     1,230,132
Douglas W. Kohrs...............      10,000      236,600      149,750        57,500       3,545,910       567,875
David L. Shaw..................      12,000      276,960       79,500        57,000       1,820,236       962,611

------------------------

(1) Value realized and value of unexercised options are calculated by determining the difference between the fair market value of the shares underlying the options at exercise or at December 31, 1996, as applicable.

                           COMPENSATION ARRANGEMENTS

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with certain executive officers that will become effective as of the Effective Time, and which will become null and void if the Merger is not consummated. See "Employment Agreements" under Item 3(b) in the Schedule 14D-9.

    The Company is currently party to effective employment agreements with David
W. Stassen, Douglas W. Kohrs, Richard C. Jansen and Paul R. Lunsford. These employment agreements remain in effect until terminated by either party with notice, subject to the Company's right to terminate the agreement immediately for cause or upon the employee's death. Under each employment agreement, the employee has agreed that, during the term of employment and for a period of one year thereafter, he will not compete with the Company. These employment agreements will terminate upon the effectiveness of the new Employment Agreements at the Effective Time.

MANAGEMENT AGREEMENTS

    The Company has entered into currently effective five-year management agreements, which automatically renew for one-year terms, with each of Messrs. Stassen, Eastman, Kohrs, Jansen and Shaw. The management agreements are substantially similar. Their purpose is to encourage the executive (1) to continue to carry out his duties in the event of a possible change in control of the Company and (2) to remain in the service of the Company in order to facilitate an orderly transition in the event of an actual change in control of the Company.

    Under the terms of each management agreement, if, between the occurrence of a change in control of the Company and the end of the three-year anniversary date of such occurrence, an executive's employment is voluntarily or involuntarily terminated for any reason (unless such termination is a voluntary termination by the employee other than for good reason (as defined in the management agreement) or is on account of the death or disability of the employee or is a termination for cause (as defined in the management agreement), he will be entitled to receive severance compensation. Severance compensation is also payable if the termination occurs before the change in control, but after steps to change control have been taken. Severance compensation consists of (i) one times the executive's Average Annual Compensation for an executive who has been employed by the Company for one year or more, but less than three years,
(ii) two times the executive's Average Annual Compensation for an executive employed by the Company for at least three years, but less than five years, or
(iii) three times the executive's Average Annual Compensation less $1.00 for an executive who has been employed by the Company for at least five years or more. "Average Annual Compensation" means the average annual compensation payable by the Company and includible in gross income for federal income tax purposes of the executive during the shorter period consisting of the five most recently completed taxable years of the executive ending before the change in control or that portion of such period during which he was employed by the Company. Each executive is also entitled to receive continuation of certain employee benefit plans of the Company, subject to reduction for the amount of any other severance compensation or benefits paid by the Company to the employee under other agreements of the Company, if any. If a change in control occurred as of March 28, 1997 (the date of the Company's last proxy statement), Messrs. Stassen, Eastman, Kohrs and Shaw would receive $302,835, $203,879, $270,554 and $168,820, respectively. If and when the Employment Agreements entered into in connection with the Offer and the Merger become effective, these management agreements will be of no further force and effect.

          SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of December 15, 1997 by each shareholder who is known by the Company to own beneficially (under the circumstances described in the last two sentences of this paragraph) more than five percent of the Company's outstanding Common Stock, each director, each executive officer and all directors and executive officers as a group. Except as otherwise noted below, the listed beneficial owner has sole voting and investment power with respect to such shares and the address of the listed beneficial owner is that of the Company. The options referred to in the footnotes to the table are presently exercisable or will become exercisable prior to the Effective Time. For this reason, the Shares subject to all options held by directors and executive officers are listed in the table as being beneficially owned by them even if certain of such Shares would not be deemed to be so beneficially owned for purposes of the Exchange Act.

                                                                         AMOUNT AND NATURE OF      PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                     BENEFICIAL OWNERSHIP   OUTSTANDING SHARES
-----------------------------------------------------------------------  --------------------  ---------------------
David W. Stassen.......................................................           555,000(1)               5.1%
  7375 Bush Lake Road
  Minneapolis, MN 55409
Douglas W. Kohrs.......................................................           228,374(2)               2.2%
Keith M. Eastman.......................................................           212,161(3)               2.0%
Richard C. Jansen......................................................           200,500(4)               1.9%
David L. Shaw..........................................................           147,517(5)               1.4%
Paul R. Lunsford.......................................................           101,627(6)               1.0%
James F. Lyons.........................................................            50,750(7)             *
Robert J. DePasqua.....................................................            44,008(8)             *
Kenneth W. Anstey......................................................            15,000(9)             *
All directors and executive officers as a group (9 persons)............         1,544,937(10)             13.2%

------------------------

 * Less than one percent

 (1) Includes an aggregate of 4,378 shares held of record by Mr. Stassen's wife and children, in which shares he disclaims beneficial ownership. Also includes 503,000 shares issuable pursuant to options.

 (2) Includes 217,250 shares issuable pursuant to options.

 (3) Includes 18,300 shares held of record by H&E Investors, a partnership of which Mr. Eastman is a general partner. Also includes 172,500 shares issuable pursuant to options.

 (4) Includes an aggregate of 2,500 shares held of record by his children, in which shares he disclaims beneficial ownership. Also includes 168,000 shares issuable pursuant to options.

 (5) Includes an aggregate of 220 shares held of record by his grandchildren, in which shares he disclaims beneficial ownership, and 131,500 shares issuable pursuant to options.

 (6) Includes 100,000 shares issuable pursuant to options.

 (7) Includes 26,250 shares issuable pursuant to options.

 (8) All shares are held in joint tenancy with Mr. DePasqua's spouse, except for 258 shares held of record by Mr. DePasqua's son, in which shares he disclaims beneficial ownership. Includes 3,750 shares issuable pursuant to options.

 (9) Includes 15,000 shares issuable pursuant to options.

(10) Includes 1,337,250 shares issuable pursuant to options.

                               PERFORMANCE GRAPH

    The following graph compares the cumulative shareholder return on the Common Stock of the Company for the period from the date of the Company's initial public offering (June 22, 1995) to December 31, 1996, with the total cumulative return on the NASDAQ Stock Market-U.S. Companies

Index (the "NASDAQ-U.S. Index") and the Hambrecht & Quist Health Care-Excluding Biotechnology Index (the "H&Q Health Care Index") over the same period. The graph assumes that $100 was invested on June 22, 1995 in each of the Common Stock of the Company, the NASDAQ-U.S. Index and the H&Q Health Care Index, and that all dividends were reinvested.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                                     HAMBRECHT & QUIST HEALTHCARE

              SPINE-TECH, INC.          NASDAQ STOCK MARKET-US                 EXCLUDING BIOTECHNOLOGY
6/22/95                $100.00                         $100.00                                 $100.00
12/95                  $258.00                         $113.00                                 $134.00
12/96                  $278.00                         $138.00                                 $149.00

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    As required by the Securities and Exchange Commission rules under Section 16(a) of the Exchange Act, and based solely on a review of copies of forms submitted to the Company during and with respect to 1996, the Company makes the following disclosures. In February 1997, Mr. Kohrs amended a previously filed Form 5 to report a grant of an incentive stock option under the Plan. In February 1997, Mr. Stassen filed late a Form 4 to report an option exercise in December 1996. Mr. Stassen also filed late a Form 5 in March 1997 to report a grant of an incentive stock option under the Plan. In March 1997, Mr. Eastman amended a previously filed Form 5 to report a grant of an incentive stock option under the Plan.

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, address, citizenship, age and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is Sulzer Medica Ltd, Zurcherstrasse 12, 8401 Winterthur, Switzerland. Unless otherwise indicated, each such person is a citizen of Switzerland, and each occupation set forth opposite an individual's name refers to employment with Parent.

NAME, CITIZENSHIP                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
  AND CURRENT BUSINESS ADDRESS      AGE                           AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------      ---      ---------------------------------------------------------------------------
Dr. Fritz Fahrni                        54   Chairman of the Board of Directors since 1997. President and Chief
  Sulzer AG                                  Executive Officer of Sulzer AG since 1988.
  Postfach 8401 Winterthur,
  Switzerland
Pierre Borgeaud                         63   Director since 1997. Chairman of the Board of Sulzer AG since 1988.
  Sulzer AG
  Postfach 8401 Winterthur,
  Switzerland
Dr. Peter Spalti                        67   Director since 1997. Chairman and Chief Executive Officer of Winterthur
  Winterthur Swiss Insurance                 Swiss Insurance Company, General Guisan-Strasse 40 P.O. Box 357 CH-8401
  Company                                    Winterthur, since 1989. Director of Sulzer AG since 1982 and Vice Chairman
  General Guisan Strasse 40                  of the Sulzer AG Board.
  8401 Winterthur,
  Switzerland
Dr. Reto F. Domeniconi                  61   Director since 1997. Director of Sulzer AG since 1994. Chief Financial
  Clos des Mesanges                          Officer of the Nestle Group, Vevey, Switzerland, from 1983 to 1996.
  1807 Blonay, Switzerland                   Retired.
Max Link                                57   Director since 1997. Chief Executive Officer of Corange Ltd Hamilton,
  Tobelmofstrasse 30                         Bermuda, from 1993 to 1994. Chairman of Sandoz Pharma, 4002 Basel,
  8044 Zurich, Switzerland                   Switzerland, from 1992 to 1993, Chief Executive Officer of Sandoz Pharma from 1987 to 1992.
Larry L. Mathis                         54   Director since 1997. President and Chief Executive Officer of The Methodist
  U.S. citizen                               Health Care System, 6565 Faunin St., Houston, TX 77030 since 1983. Chairman
  The Methodist Health Care                  of the American College of Healthcare Executives, Past- Chairman of the
  System                                     American Hospital Association, the Texas Hospital Association, the Greater
  3037 Reba Drive                            Houston Hospital Council and the National Task Force on Health Care
  Houston, TX 77019                          Technology Assessment.
Andre P. Buchel                         58   President from 1990 and Chief Executive Officer since 1997. From 1990, also
                                             President and Chief Executive Officer of Sulzer Medica USA Inc., 4000
                                             Technology Drive, Angleton, TX 77515, and Executive Vice President of
                                             Sulzer AG.

NAME, CITIZENSHIP                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
  AND CURRENT BUSINESS ADDRESS      AGE                           AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------      ---      ---------------------------------------------------------------------------
Josef Ruegg                             56   Chief Financial Officer since 1997 and Group Vice President Finance and
                                             Controlling since 1989.
Vanessa Oelz..................          44   Secretary General since 1997. Employed by Sulzer Management Ltd, from 1989 to 1997.
John H. Rankin                          49   Vice President Human Resources since 1997. Employed by the Graduate School
  U.S. citizen                               of Business & Public Administration, Olten, Riggenbachstrasse 16, 4601
                                             Olten, Switzerland, from 1996 to 1997. Employed by Kraft Jacobs Suchard
                                             European Headquarters, Klausstrasse 4, 8022 Zurich, Switzerland, from 1992 to 1996.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, address, citizenship, age and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is Sulzer Medica Orthopedics Acquisition Corp., 4000 Technology Drive, Angleton, TX 77515. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with Purchaser.

NAME, CITIZENSHIP                                                     PRESENT PRINCIPAL OCCUPATION OR
  AND CURRENT BUSINESS ADDRESS            AGE                   EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------------      ---      ---------------------------------------------------------------------
Andre P. Buchel                               58   President, Chief Executive Officer, Chief Financial Officer and sole
  Swiss citizen                                    Director since 1997. President since 1990 and Chief Executive Officer
  Sulzer AG                                        since 1997 of Sulzer AG, Zurcherstrasse 12, 8401 Winterthur,
  Zurcherstrasse 12                                Switzerland. From 1990, President and Chief Executive Officer of
  8401 Winterthur,                                 Sulzer Medica USA Inc. and Executive Vice President of Sulzer AG.
  Switzerland
Robert Cohen                                  39   Vice President Business Development since 1997. Group Vice President
                                                   Business Development of Sulzer Medica USA Inc. since 1992.
Lawrence H. Panitz                            56   Vice President, Secretary and General Counsel since 1997. Group Vice
                                                   President and General Counsel of Sulzer Medica USA Inc. since 1997.
                                                   Vice President Legal Affairs of ICN Pharmaceuticals, 3300 Hylach
                                                   Avenue, Costa Mesa, CA, from 1993 to 1997. Partner and Head of
                                                   Corporate Finance Group of Messrs. Frere Cholmely, Attorneys, 15 Rue
                                                   Guillmard, 1050 Brussels, Belgium.
T.C. Selman II                                47   Vice President Human Resources since 1997. Group Vice President Human
                                                   Resources and Facilities, Sulzer Medica USA Inc.
James H. Johnson                              53   Vice President and Assistant Secretary since 1997. Assistant General
                                                   Counsel of Sulzer Medica USA Inc. Attorney and shareholder of Jenkins
                                                   & Gilchrist, a professional corporation, 1445 Ross Avenue, #3200,
                                                   Dallas TX 75202, from 1994 to 1997. Vice President, Associate General
                                                   Counsel and Secretary of Ornda Healthcorp., Dallas, TX and Nashville,
                                                   TN, from 1985 to 1994.

    3. DIRECTORS AND EXECUTIVE OFFICERS OF SULZER AG. The following table sets forth the name, address, citizenship, age and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Sulzer AG. Unless otherwise indicated, the current business address of each person is Sulzer AG, Postfach 8401 Winterthur, Switzerland. Unless otherwise indicated, each such person is a citizen of Switzerland, and each occupation set forth opposite an individual's name refers to employment with Sulzer AG.

NAME, CITIZENSHIP                                                     PRESENT PRINCIPAL OCCUPATION OR
AND CURRENT BUSINESS ADDRESS              AGE                   EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------------      ---      ---------------------------------------------------------------------
Pierre Borgeaud                               63   Chairman of the Board of Directors since 1988.
Dr. Peter Spalti                              67   Vice Chairman of the Board of Directors. Chairman and Chief Executive
 Winterthur Swiss Insurance Company                Officer of Winterthur Swiss Insurance Company.
 General Guisan-Strasse 40
 P.O. Box 357 CH-8401
 Winterthur, Switzerland
Dr. Georges Blum                              62   Director. President of the Board of Directors of Swiss Bank
 Swiss Bank Corporation                            Corporation since 1996. President of the Corporate Executive
 Postfach 4002 Basel,                              Management of Swiss Bank Corporation since 1993.
 Switzerland
Urs Buhler                                    54   Director. Employed by Buhler AG since 1970.
 Buhler AG
 9240 Uzwil, Switzerland
Dr. Reto F. Domeniconi                        61   Director. Chief Financial Officer of Nestle S.A., Vevey, Switzerland,
 Clos des Mesanges,                                from 1983 to 1995. Retired.
 1807 Blonay, Switzerland
Jan Kleinewefers                              62   Director. Employed by Kleinewefers Beteiligungs-GmbH for the past
 German citizen                                    five years.
 Kleinewefers Beteiligungs-GmbH
 Postfach 1521, D-47715
 Krefeld, Germany
Bernard Koechlin                              67   Director. Employed by Zschokke Holding AG since 1992.
 Zschokke Holding AG
 42 Rue du 31-Decembre
 1211 Genf 6, Switzerland
Dr. Guido Richterich                          67   Director. Vice President of the Board of Directors since 1994 and
 F. Hoffman-La Roche AG                            Member of the Executive Committee since 1982 of F. Hoffman- La Roche
 Gienzachiestrasse 124                             AG.
 14070 Basel, Switzerland
Jacob Schmidheiny                             54   Director. President of the Board of Directors of Zurcher Ziegeleien
 Zurcher Ziegeleien Holding Postfach               Holding since 1984.
 8045 Zurich,
 Switzerland
Dr. Leonardo E. Vannotti                      58   Director. Chairman of Carlo Gavazzi since 1996. Self-employed from
 Cerlo Gavazzi                                     1994 to 1996. Employed by Ascom Holding, Bern, Switzerland, from
 Hertensteinstrasse 33                             1990-1993.
 5408 Ennetbaden, Switzerland
Dr. Fritz Fahrni                              55   President and Chief Executive Officer since 1988.
Dr. Viktor Beglinger                          59   Member of the Corporate Executive Management. Head of Human Research
 Sulzer Management AG                              Development since 1994 and Head of Sulzer Infra Group from 1986 to
 Postfach 8401 Winterthur,                         1994.
 Switzerland
Karl Boohsler                                 51   Member of the Corporate Executive Management. President of Sulzer
 Sulzer Infra AG                                   Infra Group for past five years.
 Postfach 8401 Winterthur,
 Switzerland

NAME, CITIZENSHIP                                                     PRESENT PRINCIPAL OCCUPATION OR
AND CURRENT BUSINESS ADDRESS              AGE                   EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY
------------------------------------      ---      ---------------------------------------------------------------------
Andre P. Buchel                               58   Member of the Corporate Executive Management. From 1990, Executive
 Sulzer Medica AG                                  Vice President of Sulzer AG, President of Sulzer Medica Ltd and
 Postfach 8401 Winterthur,                         President and Chief Executive Officer of Sulzer Medica USA Inc. From
 Switzerland                                       1997, Chief Executive Officer of Sulzer Medica Ltd.
Richard Burger                                54   Member of the Corporate Executive Management. Head of Sulzer Roteq
 Sulzer Roteq                                      Group since 1995. Employed by Sulzer AG for past five years.
 Hardstrasse 319
 8023 Zurich, Switzerland
Dr. Cristoph Etter                            59   Member of the Corporate Executive Management. Head of Sulzer
 Sulzer International AG                           International Ltd for past five years.
 Postfach 8401 Winterthur,
 Switzerland
Erich Muller                                  59   Member of the Corporate Executive Management. Chief Financial Officer
 Sulzer Management AG                              of Sulzer AG since 1984.
 Postfach 8401 Winterthur,
 Switzerland
Helmut Pirchl                                 62   Member of the Corporate Executive Management. Head of Sulzer Ruti Ltd
 Austrian citizen                                  for past five years.
 Sulzer Ruti AG
 8630 Ruti, Switzerland
Dr. Edward Rikli                              46   Member of the Corporate Executive Management. Employed by Sulzer
 Sulzer Management AG                              Escher Wyss AG from 1986 to 1996.
 Postfach 8401 Winterthur,
 Switzerland
Urs Scherrer                                  59   Member of the Corporate Executive Management. Employed by Sulzer
 Sulzer Wintec AG                                  Wintec AG for past five years.
 Postfach 8401 Winterthur,
 Switzerland